Exhibit 4.6

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed

Agreement

Executed and signed on the 26th day of the month of June in the year 2025

Between:	GIX INTERNET LTD, Private Company No. 520040262 11 Menachem Begin Road, Ramat Gan (hereinafter: the “Borrower”)
Of the One Part;

And between:	M.R.M. MERHAVIT HOLDINGS AND MANAGEMENT LTD, Private Company No. 513142562 and/or anyone acting on its behalf 31 Sokolov Street, Ramat Gan 5256418 (hereinafter: the “Lender”)

Of the Other Part;

Whereas:	GIX INTERNET LTD (hereinafter: the “Borrower” or the “Company” or “GIX”) is a public company whose shares are listed for trading on the Tel Aviv Stock Exchange Ltd.;

And whereas:	The Company entered into a merger agreement by way of a share swap with Deliverz.AI LTD (hereinafter: “Deliverz”) and with the shareholders of Deliverz, under which it was agreed that the shareholders of Deliverz shall transfer their shares to the Company in consideration for the allocation of shares in the Company (the “Share Swap Agreement”);

And whereas:	The Company holds 2,818,585 shares of Viewbix USA Inc. (hereinafter: “Viewbix”), while the shares of Viewbix are listed for trading on NASDAQ (under the symbol: VBIX);

And whereas:	The Lender initiated the merger transaction between the Company and Deliverz and shall, in consideration therefor, receive shares of the Company which, upon completion of the transaction, shall constitute 5% of the Company’s share capital, as well as rights to milestone shares, all as detailed in the Share Swap Agreement and in accordance with the definitions therein;

And whereas:	The Lender has offered to provide the Company with a credit facility in the amount of ILS 12,000,000 for the purpose of financing the Company’s operations, all under the terms set forth in this Agreement;

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Therefore, it has been agreed, declared, and stipulated between the Parties as follows:

1.	Definitions

In this Agreement, the following terms shall have the meanings set forth alongside them:

The “Credit” or the “Loan”	–	A credit facility to be provided to the Company by the Lender in a total amount of ILS 12,000,000 (twelve million), in accordance with the provisions of this Agreement.

“This Agreement”	–	This Agreement, including all of its appendices and amendments from time to time.

“Viewbix Shares”	–	2,818,585 shares of Viewbix held by the Company.

“Prime” or “Prime Interest”	–	The Bank of Israel interest rate plus 1.5% (as of the date of execution of this Agreement, the Bank of Israel interest rate is 4.5% per annum, and accordingly the Prime Interest rate is 6.0% per annum).

“First-Ranking Charge”	–	A first-ranking charge to be registered over the Viewbix Shares to secure the Company’s obligations under this Agreement.

“Lender’s Account”	–	Account of M.R.M. MERHAVIT HOLDINGS AND MANAGEMENT LTD at Mizrahi Tefahot Bank, Branch 555, Account No. 145711.

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“Borrower’s Account”	–	[***]

“Closing Date” or “Date of Closing”	–	The actual date of the provision of the Credit under the terms of this Agreement, which shall be the business day following the date of execution of this Agreement.

“Business Day”	–	Any day on which most banks in Israel are open for transactions with the public.

“Transaction Documents”	–	This Agreement with all of its appendices, the security documents with all of their appendices, and any other agreement or document executed between the Parties pursuant to or in connection with any of the foregoing documents.

“Free and Clear”	–	Free and clear from any charge and/or pledge and/or lien and/or attachment and/or retention right and/or third-party right of first refusal of any kind.

2.	Borrower’s Representations

The Borrower hereby represents and undertakes to the Lender as follows:

2.1.	The Borrower represents that it is the holder of 2,818,585 Viewbix Shares.

2.2.	The Borrower’s rights in the Viewbix Shares are Free and Clear of any debt, charge, lien and/or any third-party right.

2.3.	The Loan funds are intended to finance the ongoing operations of the Company, including repayment of the Company’s debts and loans, financing of Deliverz’s operations, and any other activity at the sole discretion of the Company.

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2.4.	The Borrower has the legal capacity, powers, and rights to enter into the Transaction Documents and to perform all provisions and conditions applicable to it thereunder, and there is no prohibition under any agreement and/or under any law, including under its organizational documents, against its entering into the Transaction Documents and fulfilling all of its obligations thereunder.

2.5.	No bankruptcy proceedings have been initiated against the Borrower. Furthermore, the Borrower has not received any notice or written warning of an intention to initiate such proceedings and/or regarding the appointment of a receiver and/or trustee and/or special administrator.

3.	Lender’s Representations

The Lender hereby represents and undertakes to the Borrower as follows:

3.1.	The Lender is a private company that was duly incorporated and registered in Israel and is active and existing.

3.2.	The Lender has the legal capacity, powers, and rights to enter into the Transaction Documents and to perform all provisions and conditions applicable to it thereunder, and there is no prohibition under any agreement and/or under any law, including under its organizational documents, against its entering into the Transaction Documents and fulfilling all of its obligations thereunder.

3.3.	The Lender’s entry into this Agreement and the other Transaction Documents has been approved by all of its competent corporate organs whose approval is required under law or under its organizational documents.

3.4.	The Lender has the financial means to provide the Loan to the Borrower under the Transaction Documents.

4.	Borrower’s Undertakings

The Borrower hereby represents and undertakes to the Lender that for as long as the Credit has not been fully repaid:

4.1.	It shall not create any additional charge over the Viewbix Shares, nor shall it undertake to create any additional charge over the Viewbix Shares, in any rank whatsoever, without receiving the Lender’s prior written consent.

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5.	Credit Facility and Its Terms

The following terms shall apply to the Credit:

5.1.	The Lender hereby provides the Borrower with a credit facility in a total amount of up to ILS 12,000,000 (twelve million) (the “Credit Facility Amount”).

5.2.	As of the date of execution of this Agreement, the Company may, at its discretion, withdraw an amount of ILS 1,000,000 once per month from the Credit Facility (with the first payment under the Credit Facility to be ILS 2,000,000. The second payment under the Credit Facility, if withdrawn by the Company, shall be in the amount of ILS 1,000,000 and shall be transferred within 60 days following the first payment, and each subsequent payment shall be in the amount of ILS 1,000,000 and shall be transferred within 30 days following the preceding payment).

It is clarified that if the Company wishes to exercise its right not to withdraw one of the payments under the Credit Facility, the Company shall give written notice thereof to the Lender 14 days before the scheduled date for transfer of that portion of the Credit Facility. Upon delivery of such notice, the Lender shall not transfer that portion of the Credit Facility to the Company, and the withdrawal schedule for payments under the Credit Facility shall not change - namely, the next payment under the Credit Facility shall be scheduled 30 days after the date on which the Lender was originally required to make the payment the Company elected not to withdraw.

5.3.	The Company undertakes to repay the entire amount actually utilized from the Credit Facility (the “Actual Credit Facility Amount”) within 18 months from the date of the first payment under the Credit Facility (the “Maturity Date”) (for example – assuming the first payment under the Credit Facility is made on July 1, 2025, the Maturity Date of the Actual Credit Facility Amount shall be December 31, 2026).

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5.4.	The Credit Facility shall be provided by way of a discount, such that 95% of each amount to be provided shall actually be transferred (i.e., for each withdrawal of ILS 1,000,000, the amount of ILS 950,000 shall be transferred, and the Company’s debt in respect of such withdrawal shall be ILS 1,000,000).

5.5.	The amount of Credit actually utilized from the Credit Facility shall bear annual interest at a rate of 10%, plus VAT (where the interest shall be calculated on the full principal amount of the Loan actually withdrawn, without taking into account the discount detailed in Section 5.4). The actual payment of interest shall be made on the Maturity Date (as defined in Section 5.3 above).

For example – if an amount of ILS 2,000,000 is withdrawn, then pursuant to Section 5.4 above, ILS 1,900,000 shall be transferred. Nevertheless, the interest shall be calculated on the full amount of ILS 2,000,000, and the Borrower shall be required to repay the Lender the withdrawn amount (ILS 2,000,000) + annual interest at the rate of 10% + VAT on the interest (including VAT on the difference between the withdrawn amount and the actual amount transferred – and in the above example – VAT on ILS 100,000).

The Company undertakes to make commercially reasonable efforts to sell part or all of the Viewbix Shares owned by it, under terms at the sole discretion of the Company.

Any proceeds received by the Company in connection with the sale of Viewbix Shares shall reduce the remaining Credit Facility Amount (for example – if by August 31, 2025 the Company sells Viewbix Shares for a total value of ILS 1,000,000 – then the Credit Facility shall be reduced by ILS 1,000,000 and the total Credit Facility shall stand at ILS 11,000,000).

If, as a result of the aforementioned reductions, the Credit Facility Amount reaches an amount equal to the Actual Credit Facility Amount, then 70% of any proceeds received by the Company from that point onward for the sale of Viewbix Shares shall be used to repay the Actual Credit Facility Amount until the full repayment of the Actual Credit Facility and the interest accrued thereon.

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5.6.	If, by the Maturity Date, the Company completes an equity offering by way of a public share issuance, then the Credit Facility Amount shall be reduced by an amount equal to 20% of the total (net) amount raised by the Company.

5.7.	The Company grants the Lender, subject to applicable law, an option to purchase from it Viewbix Shares for a total value of ILS 16 million (the value of the shares at the time of the purchase shall be ILS 16 million). The exercise price of the option to purchase Viewbix Shares shall be at a 25% discount to the closing price of Viewbix stock on NASDAQ on the trading day preceding the option exercise date. The option may be exercised in tranches, but no fewer than 10,000 Viewbix Shares (adjusted for share splits/consolidations) per tranche. The option shall be valid from the date of execution of this Agreement and for as long as the Company holds Viewbix Shares.

For example, if the entire option to purchase Viewbix Shares is exercised, the Lender shall purchase Viewbix Shares worth ILS 16 million (based on the NASDAQ closing price of Viewbix on the trading day preceding the option exercise date) and shall pay the Company ILS 12 million for the shares.

It is clarified that the grant of the option does not constitute any undertaking by the Company not to sell the Viewbix Shares or to grant any right of first refusal to the Lender for the exercise of the option or for the purchase of Viewbix Shares. It is further clarified that the grant of the option shall not constitute a commitment not to distribute all or part of the Viewbix Shares as a dividend in kind to the shareholders of the Company.

For the avoidance of doubt, it is clarified that the Company shall not distribute any dividend (in cash or in Viewbix Shares) before the outstanding balance of the Loan is fully repaid (and if the entire Loan has not been provided, then the amount of the Loan actually provided shall be repaid prior to the distribution of the dividend, and the Lender’s obligation to continue providing the Credit Facility shall lapse).

Notwithstanding the above, it is clarified that if the Company sells Viewbix Shares (or distributes Viewbix Shares as a dividend in kind), such that the remaining Viewbix Shares held by the Company will not allow full exercise of the option granted to the Lender, then the Company shall transfer to the Lender, out of any proceeds received by it in connection with the Viewbix Shares, an amount equal to 25% of the remaining unexercised option value. In the case of a dividend in kind of Viewbix Shares, the Company shall transfer to the Lender Viewbix Shares in an amount equal to 25% of the remaining unexercised option value.

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For example – if the Lender exercises 25% of the option to purchase Viewbix Shares, i.e., purchases Viewbix Shares worth ILS 4 million, and thereafter the Company sells all the remaining Viewbix Shares, thus preventing the Lender from exercising its option to purchase an additional ILS 12 million worth of Viewbix Shares – then the Company shall transfer to the Lender an amount equal to ILS 3 million (25% of ILS 12 million).

Notwithstanding anything to the contrary in this Agreement, it is agreed that, subject to applicable law, the option may also be exercised by way of a short sale – that is, an instruction shall be given to the Company to sell the shares underlying the option. The proceeds (in full) shall be received by the Company, and the Company shall transfer to the Lender 25% of the gross proceeds received by the Company. If withholding tax is required on the transfer of funds to the Lender or its designee, tax shall be withheld at source by the Company.

Notwithstanding anything to the contrary in this Agreement, it is clarified that the scope of the option to purchase Viewbix Shares is limited to the number of Viewbix Shares held by the Company.

5.8.	In the event the Borrower is late in making any payment under this Agreement, each such delay shall bear arrears interest at an annual rate of Prime + 10%.

5.9.	VAT shall be added to the interest payments by law against issuance of a proper tax invoice for the interest.

5.10.	If the due date for payment of principal or interest falls on a day that is not a Business Day, the payment date shall be deferred to the first Business Day thereafter.

6.	Early Repayment

6.1.	The Borrower shall be entitled to prepay all or part of the outstanding balance of the Credit principal (hereinafter: the “Early Repayment Amount”), together with the interest accrued up to such date on the portion repaid early.

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7.	Security

7.1.	To secure full and proper repayment of the Credit, the Borrower shall provide a first-ranking charge over the Viewbix Shares – the Credit Facility shall be provided even before registration of the charge.

7.2.	The charge documents shall be signed at the time of execution, as detailed below, with the Borrower’s counsel to register the charge with the Companies Registrar within 14 days from the date of execution of this Agreement.

7.3.	Upon repayment of the Loan, either on the Maturity Date or by early repayment, as applicable, the charge registered in favor of the Lender shall be removed.

7.4.	The Lender undertakes to sign any document required for the removal of the charge.

8.	Fees and Expenses

The Borrower shall pay the following expenses:

8.1.	A credit allocation fee shall be paid to M.R.M. MERHAVIT HOLDINGS AND MANAGEMENT LTD in an amount equal to 2% of the Credit Facility.

8.2.	The cost of registering the charge with the Companies Registrar.

9.	Allocation of Options in the Company

9.1.	In addition to the above, the Lender (or anyone acting on its behalf) shall be allocated 600,000 Company warrants, exercisable into 600,000 Company shares. The warrants shall be valid for a period of 36 months (the “Exercise Period”). The warrants shall be subject to adjustments for corporate events in the Company (stock splits or consolidations, distribution of dividends in cash or in kind, bonus shares – explicitly excluding dividends in kind of Viewbix Shares or any portion thereof), as well as adjustments for rights offerings, subject to the rules of the stock exchange, whereby the adjustment for rights shall grant a right to participate in the rights offering, and the adjustment for dividend shall be a reduction in the exercise premium equal to the actual dividend distributed by the Company, all subject to the stock exchange rules for this matter.

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The exercise price for each warrant during the 8-month period following the date of the option grant shall be ILS 18 per share. Following such period and until the end of the Exercise Period, the exercise price shall be ILS 21 per share. The exercise price is not linked to any index or currency.

9.2.	It is clarified that the allocation of the warrants shall be subject to the approval of the Company’s general meeting of shareholders. If the general meeting of shareholders does not approve the allocation of the options, then the option to purchase Viewbix Shares, as detailed in Section 5.9 above, shall be increased such that the Lender shall be granted an option to purchase Viewbix Shares with a total value of ILS 32 million (the “Increased Viewbix Option”), and all the terms set forth in Section 5.9 above shall apply to the Increased Viewbix Option.

10.	Acceleration

The Lender shall be entitled to accelerate repayment of the outstanding balance of the Credit, in whole or in part, by written notice to the Borrower 60 business days in advance, if one or more of the following events occur:

10.1.	If liquidation, bankruptcy, or receivership proceedings are initiated against the Borrower, including the appointment of a special administrator or any officer over the Borrower’s assets.

10.2.	If attachment(s) are imposed or enforcement or execution actions are taken against the Borrower in an amount exceeding ILS 500,000, and such attachments and/or actions are not lifted or canceled within 120 days from the date they were imposed or initiated, as applicable.

10.3.	If the Borrower does not register the securities in favor of the Lender within 14 days from the date of execution of this Agreement.

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11.	Enforcement of the Securities

In any case where the Lender accelerates the Credit, the Lender shall be entitled, but not obligated, to enforce the Borrower’s rights in the Viewbix Shares and use any proceeds received therefrom to repay the outstanding balance of the Credit.

12.	Actions at Signing; Actions at Closing; Registration of Charges

On the date of execution of this Agreement, the following actions shall be performed:

12.1.	The Borrower shall sign all documents required to register the charge over the Viewbix Shares to secure the Credit under this Agreement, in the form attached as Appendix 12.1 to this Agreement, and shall deliver them to the attorney Borrower’s counsel for the purpose of registering them with the Companies Registrar.

13.	Miscellaneous

13.1.	It is declared and agreed that neither the Lender nor the Borrower shall be entitled to assign any rights and/or obligations under this Agreement to any third party, directly or indirectly.

13.2.	A waiver by either of the Parties of a prior breach or failure to perform one or more of the obligations owed to it and/or the failure to fulfill any condition under this Agreement shall not be deemed a justification for any subsequent breach or failure to perform any such condition or obligation; and the failure of either Party to exercise any right granted to it under this Agreement or under any law shall not be construed as a waiver of that right, and the other Party hereby waives any claim or demand in connection therewith. No indulgence or waiver of any of these terms by either Party shall bind such Party or constitute justification for any non-performance of any of these terms unless expressly stated otherwise. A delay of up to 10 days in the performance of any obligation under this Agreement shall not be considered a breach, except with regard to the Loan disbursement dates to the Borrower.

13.3.	The appendix attached to this Agreement constitutes an integral part hereof.

13.4.	The section headings in this Agreement are provided for convenience only and shall not be used for any interpretation of this Agreement.

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13.5.	This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel.

13.6.	The Parties hereby agree that the competent court in Tel Aviv-Jaffa shall have sole jurisdiction in all matters concerning or arising from this Agreement, to the exclusion of any other court.

13.7.	Any notice sent by registered mail by the Lender or the Borrower to the addresses listed below (or any other address provided in writing) shall be deemed delivered to the recipient three days after dispatch, and if delivered by hand – upon delivery, and if sent by facsimile – on the first Business Day following the date of transmission. The addresses are as follows:

Borrower: Attn: Amihay Hadad / Amitai Weiss

Address: 3 HaNechoshet St., Tel Aviv

Lender: Attn: Moti Menashe

Address: 31 Sokolov St., Ramat Gan

Facsimile: 03-9311518

In witness whereof, the Parties have set their hands:

/s/ Amitay Weiss /s/ Amihay Hadad /s/ Eliyahu Yoresh	/s/ Moti Menashe
GIX INTERNET LTD	M.R.M. MERHAVIT HOLDINGS AND MANAGEMENT LTD

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